HUYA INC.

Building A3, E-Park

280 Hanxi Road

Panyu District, Guangzhou 511446

People’s Republic of China

September 13, 2023

VIA EDGAR

Mr. Stephen Krikorian

Mr. Morgan Youngwood

Ms. Jennifer Gowetski

Mr. Tyler Howes

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	HUYA Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 26, 2023

File No. 001-38482

Dear Mr. Krikorian, Mr. Youngwood, Ms. Gowetski and Mr. Howes:

The Company has received the letter dated August 10, 2023 (the “Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 26, 2023 (the “2022 Form 20-F”), and has previously submitted a letter dated August 18, 2023 to request an extension to the deadline for responding to the Letter to September 15, 2023.

The Company respectfully submits to the Staff to request a further extension to the deadline for responding to the Letter due to the additional time required to gather sufficient information and prepare thorough responses. Specifically, the Company will need additional time to prepare the detailed legal analysis, including the calculations, regarding whether the Company and any of its subsidiaries meet the definition of an “investment company” under the Investment Company Act of 1940 in response to the Staff’s comments No. 10 and No. 11 in the Letter. The Company will provide its response to the letter as soon as possible, no later than September 29, 2023.

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 (20) 2290-7888 or wuxin@huya.com, or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or haiping.li@skadden.com or Yilin Xu of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (10) 6535-5586 or yilin.xu@skadden.com.

Sincerely yours,

HUYA Inc.

By:	/s/ Ashley Xin Wu
Name:	Ashley Xin Wu
Title:	Acting Co-Chief Executive Officer and Vice President of Finance

cc:	Junhong Huang, Acting Co-Chief Executive Officer and Senior Vice President, HUYA Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Wilson W.Y. Chow, Partner, PricewaterhouseCoopers Zhong Tian LLP